Exhibit 99.1

Results of Stellantis’ 2021 Annual General Meeting

Amsterdam, April 15, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announces that at the Annual General Meeting of Shareholders (AGM) held virtually today and broadcast live via Stellantis’ website all resolutions proposed to shareholders were adopted, including the proposal to approve a EUR 1 billion extraordinary cash distribution on common shares, as contemplated by the combination agreement entered into by Fiat Chrysler Automobiles and Peugeot S.A. on December 17, 2019 as amended.

The proposed distribution entails a payment to the holders of common shares of EUR 0.32 per outstanding common share. Shareholders holding common shares traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank as of today. The distribution will be paid out of the capital repayment reserve which was created by a reduction of the nominal value of the Stellantis common shares in connection with the Faurecia distribution, previously approved by the Extraordinary General Meeting of Shareholders. The expected calendar for the common shares listed on the New York Stock Exchange, Mercato Telematico Azionario and Euronext France will be as follows: (i) ex-date April 19, 2021, (ii) record date April 20, 2021, and (iii) payment date April 28, 2021.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website: www.stellantis.com.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com